UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Blue Owl Technology Finance Corp. II
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

None
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,755,600.784
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,755,600.784
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,755,600.784
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (1)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 175,049,181.818 shares of Common Stock of Blue Owl Technology Finance Corp. II (the “Issuer”) outstanding as of September 26, 2024, based on information received from the Issuer.

CUSIP No. None	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Mamoura Diversified Global Holding PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,755,600.784
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,755,600.784
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,755,600.784
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (1)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 175,049,181.818 shares of Common Stock of the Issuer outstanding as of September 26, 2024, based on information received from the Issuer.

CUSIP No. None	SCHEDULE 13G

1		NAME OF REPORTING PERSONS MIC Capital Management 85 RSC Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Abu Dhabi Global Market, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,755,600.784
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,755,600.784
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,755,600.784
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (1)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 175,049,181.818 shares of Common Stock of the Issuer outstanding as of September 26, 2024, based on information received from the Issuer.

Item 1.

(a)	Name of Issuer:
Blue Owl Technology Finance Corp. II (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

399 Park Avenue, New York, NY 10022

Item 2.

(a)	Name of Person Filing (Each, a “Reporting Person”, and collectively, the “Reporting Persons”):
(i) Mubadala Investment Company PJSC (ii) Mamoura Diversified Global Holding PJSC (iii) MIC Capital Management 85 RSC Ltd
(b)	Address of Principal Business Office or, if none, Residence:
(i) For Mubadala Investment Company PJSC:  Al Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates
(ii) For Mamoura Diversified Global Holding PJSC:  Al Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates
(iii) For MIC Capital Management 85 RSC Ltd:  2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(c)	Citizenship:
Please refer to Item 4 on each cover page for each Reporting Person.

(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number:
None.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned: The responses of the Reporting Persons to Items 5 through 9 of the cover pages of this Statement are incorporated herein by reference.
(b)	Percent of Class: The responses of the Reporting Persons to Item 11 of the cover pages of this Statement are incorporated herein by reference.
(c)	Number of shares as to which the person has: The responses of the Reporting Persons to Items 5 through 8 of the cover pages of this Statement are incorporated herein by reference.

All of the shares of Common Stock of the Issuer reported herein are directly held by MIC Capital Management 85 RSC Ltd (“85 RSC”).  85 RSC is a wholly owned subsidiary of Mamoura Diversified Global Holding PJSC, which is a wholly owned subsidiary of Mubadala Investment Company PJSC.  Due to their relationship with 85 RSC, each of Mamoura Diversified Global Holding PJSC and Mubadala Investment Company PJSC may be deemed to indirectly beneficially own the shares of Common Stock of the Issuer held directly by 85 RSC.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mubadala Investment Company PJSC

October 21, 2024
Date
/s/ Paul David Andrews
Signature
Attorney-in-Fact
Name/Title

Mamoura Diversified Global Holding PJSC

October 21, 2024
Date
/s/ Paul David Andrews
Signature

Attorney-in-Fact
Name/Title

MIC Capital Management 85 RSC Ltd.

October 21, 2024
Date

/s/ Paul David Andrews
Signature

Attorney-in-Fact
Name/Title